May 11, 2006

Via Facsimile and EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0308
Washington, D.C. 20549

Response to Comment Letter dated April 14, 2006, as supplemented by additional comments issued via fax on April 28, 2006

The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-3433

Dear Mr. Cash:

The Dow Chemical Company (the “Company”) acknowledges receipt of the Staff’s comment letter dated April 14, 2006, as supplemented by additional comments issued via fax on April 28, 2006 concerning the Company’s Form 10-K filed on February 17, 2006 (File No. 1-3433). We are responding to the Staff’s comments in this letter.

The following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and the Company’s response with respect to each comment:

Defined Terms

“Company” and “Dow” mean The Dow Chemical Company, a Delaware corporation, and, depending on the context in which either such term is used, its consolidated subsidiaries.

“Future Filings” means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the Company’s responses to this comment letter are acceptable and that the Staff has concluded its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

“2005 10-K” means the Annual Report on Form 10-K for the year ended December 31, 2005, filed by The Dow Chemical Company on February 17, 2006.

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2005

Note A - Summary of Significant Accounting Policies and Accounting Changes - Accounting for Asset Retirement Obligations, page 64

1.               We note that you have not recognized certain asset retirement obligations because you believe it is not possible to reasonably estimate the fair value of these liabilities since the potential settlement dates cannot be determined. It appears to us that the amount of liabilities you are unable to reasonably estimate could be material to your financial statement and that additional disclosure regarding the potential magnitude of these liabilities may be useful. Please revise your critical accounting policies in future filings to: disclose and discuss the material assumptions regarding your asset retirement obligations; quantify the number of manufacturing operations for which you are unable to reasonably estimate an asset retirement obligation; and provide a potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term. Please provide us your proposed disclosures on a supplemental basis.

Additional Comment

We note the additional information you have provided regarding your asset retirement obligations. However, we note that your proposed disclosures do not address the potential magnitude of the asset retirement obligations you are unable to reasonable estimate because the settlement date is unknown. Please revise your critical accounting policies in future filings to also provide some type of quantification of the potential cash flows, based  on current costs, that would be required to settle these asset retirement obligations if they were settled in the near term.

RESPONSE

We do not believe that our accounting policies related to asset retirement obligations require inclusion in the Company’s critical accounting policies due to the lack of significance of those obligations to Dow’s consolidated financial statements. The Company’s critical accounting policies are related to those matters for which the accounting estimates and assumptions are material due to the level of subjectivity and judgment necessary to account for the matters, and the impact of the estimates and assumptions is material (per FR-72 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations). Accordingly, based on this guidance and in relation to the significance of the policies currently included in the Company’s critical accounting policies, we do not believe that such prominence is warranted. In addition, since we do not believe that disclosure as a critical accounting policy is necessary, we do not believe that quantification is necessary.

As disclosed in Note A - Summary of Significant Accounting Policies and Accounting Changes in the Company’s 2005 10-K (“Note A”), the Company recorded conditional asset retirement obligations of $34 million in accordance with the requirements of FIN No. 47 related to the remediation of asbestos encapsulation in conjunction with planned demolition and renovation activities at manufacturing and administrative sites in the United States, Canada and Europe.

Also, as disclosed in Note A, due to the long-term, productive nature of the Company’s manufacturing operations, absent plans or expectations of plans to initiate asset retirement activities, the Company is unable to determine potential settlement dates to be used in fair value calculations for estimating conditional asset retirement obligations. Accordingly, the Company has not recognized conditional asset retirement obligations in its financial statements for the capping of underground storage wells at Dow-owned sites and the contractually required demolition of facilities at non Dow-owned sites when there are no plans or expectations of plans to exit the sites. Based on the following considerations, it is the opinion of the Company’s management that the possibility is remote that such conditional asset retirement obligations, when estimable, will have a material adverse impact on the Company’s consolidated financial statements:

•                  The Company discontinued the use of asbestos-containing materials in Dow’s facilities in the early 1980s.

•                  Also since the early 1980s, Dow has utilized a comprehensive maintenance program. Under this program, depending on the products made, and the nature and operating efficiency of the production equipment, most of Dow’s facilities are temporarily shut down, on average, every 3-5 years for scheduled maintenance. During the course of these maintenance turnarounds, to the extent that asbestos has been identified and required to be disturbed, it has been remediated.

•                  The Company’s historical asbestos remediation costs have not been significant. Costs to remediate asbestos in the Company’s facilities are projected to be $33 million in the aggregate over the next three years.

In Future Filings, Dow will include the following, or similar, language in the Summary of Significant Accounting Policies section of Note A - Summary of Significant Accounting Policies and Accounting Changes:

Asset Retirement Obligations

Dow has 156 manufacturing sites in 37 countries. Most of these sites contain numerous individual manufacturing operations, particularly at the Company’s larger sites. Asset retirement obligations are recorded in the period in which they are incurred, including those obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. Retirement of assets may involve such efforts as remediation and treatment of asbestos, contractually required demolition, and other related activities, depending on the nature and location of the assets, and are typically realized only upon demolition of those facilities. In identifying asset retirement obligations, the Company considers identification of legally enforceable obligations, changes in existing law, estimates of potential settlement dates and the calculation of an appropriate discount rate to be used in calculating the fair value of the obligations. Dow has a well-established global process to identify, approve and track the demolition of retired or to-be-retired facilities; no assets are retired from service until this process has been followed. Dow typically forecasts demolition projects based on the usefulness of the assets; environmental, health and safety concerns; and other similar considerations. Under this process, as a demolition project is identified and approved, a reasonable estimate of the time frame during which any related asset retirement obligations will be realized may be assumed. For those assets where a range of potential settlement dates may be reasonably estimated, obligations are recorded.

The discount rate used to calculate the Company’s asset retirement obligations was 4.6 percent.

Assets that have not been submitted/reviewed for potential demolition activities are considered to have continued usefulness and are generally still operating “normally.” Therefore, without a plan to demolish the assets or the expectation of a plan, such as shortening the useful life of assets for depreciation purposes under the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Dow is unable to reasonably forecast a time frame to use for present value calculations. As such, Dow has not recognized obligations where estimates of potential settlement dates cannot be reasonably made. In addition, the Company has not recognized conditional asset retirement obligations for the capping of underground storage wells at Dow-owned sites and the contractually required demolition of facilities at non Dow-owned sites when there are no plans or expectations of plans to exit the sites.

Dow routinely reviews all changes to the list of items under consideration for demolition to determine if an adjustment to the value of the asset retirement obligation is required.

See Note K - Commitments and Contingent Liabilities for the Company’s disclosures related to asset retirement obligations.

In Future Filings, Dow will continue to include language similar to the language included in the Accounting Changes section of Note A regarding the impact of adopting SFAS No. 143 and FIN No. 47.

In Future Filings, Dow will add the following, or similar, language to the Asset Retirement Obligations section of Note K - Commitments and Contingent Liabilities:

As described in Note A, the Company has not recognized conditional asset retirement obligations, for which a fair value cannot be reasonably estimated, in its financial statements. It is the opinion of the Company’s management that the possibility is remote that such conditional asset retirement obligations, when estimable, will have a material adverse impact on the Company’s consolidated financial statements.

Note C - Divestitures, page 67

2.               We note your disclosure regarding the gains you recognized in fiscal year 2004 when you formed MEGlobal and Equipolymers with PIC. Please provide the following information related to these transactions and the resultant joint venture entities:

•                Explain any circumstances where you may be obligated to reacquire the assets you sold or contributed to each joint venture entity.

RESPONSE

There are no such circumstances.

•                Explain any circumstances where you may be obligated to provide funding to either joint venture entity and tell us the amount of any funding you have provided to date.

RESPONSE

At the closing, wholly owned subsidiaries of The Dow Chemical Company entered into revolving loan agreements with each joint venture company (MEGlobal B.V., MEGlobal Canada Inc. and Equipolymers B.V.) to fund up to an aggregate US $60 million. PIC also executed each of these agreements as a lender, with a corresponding commitment of US $60 million in aggregate, and all fundings were required to be 50/50. These facilities were put in place to deal with short-term working capital requirements of the new joint venture companies. All three loan facilities remain outstanding, but the commitments have been split ($90 million combined for MEGlobal B.V. and MEGlobal Canada Inc. and $30 million for Equipolymers B.V.). At December 31, 2005, the Company had provided an aggregate $10 million in funding to the joint ventures.

There are no other circumstances where The Dow Chemical Company or any of its subsidiaries are obligated to provide funding to either joint venture entity.

•                Explain any circumstances where you may be required to purchase PIC’s interest or sell your interest in either joint venture entity and tell us how the price would be determined.

RESPONSE

There are no circumstances where The Dow Chemical Company or any of its subsidiaries would be required to purchase PIC’s interest in either joint venture entity. The Shareholders’ Agreement executed in conjunction with each joint venture contains a provision which provides each shareholder with the right to trigger the liquidation of the applicable joint venture company upon the “Fundamental Breach” by the other shareholder or an “Insolvency Event” with respect to the other shareholder. Fundamental Breach is defined as a breach of the Shareholders’ Agreement or other identified, key agreement which “materially and for a sustained period impairs the business [of the joint venture company] as a whole and is either incapable of remedy or which remains uncured for at least 3 months from the date of notice and for which the defaulting shareholder has not provided adequate alternative compensation or arrangements.” If the non-defaulting shareholder exercises its right to liquidate the applicable joint venture entity, it would select an investment bank to auction the joint venture company as a going concern. If the defaulting shareholder (or an affiliate thereof) makes the highest offer, the non-defaulting shareholder has the right to match the offer and acquire 100 percent of the joint venture.

•                Explain the material terms of the ethylene supply agreement between you and MEGLobal and tell us how the amount of the pre-payment was determined.

RESPONSE

Dow is committed to supply certain quantities of ethylene to MEGlobal in Canada over a 20 year period. Dow may supply that material from any source. It is anticipated that a majority of the quantity to be supplied will be manufactured by Dow in Canada. The price at which Dow will sell ethylene to MEGlobal, from any source, is contractually based on Dow’s actual costs to produce ethylene at its Canadian production facility, with adjustments for normal operational variations. Since this is a cost basis contract, and Dow’s benchmark production facility in Canada is world-class in productivity and cost, this is a below market contract.

The fair value of the 20-year supply agreement was calculated independently by Dow and PIC, utilizing accepted economic modeling techniques and the consulting services of certain investment banking firms. These models utilized forecasted feedstock costs, manufacturing costs, and market prices for ethylene in Canada to produce a margin value over the life of the contract. The modeling results established an agreed upon present value of the contract within the total fair value of the business of $242 million. PIC paid Dow for 50 percent of the fair value of the Ethylene Glycol business. Dow deferred $121 million of the proceeds to be recognized over the life of the contract based on quantities of ethylene delivered.

•                Explain why you believe it is appropriate to net the gains you recognized with restructuring charges you recorded on the face of the consolidated statement of income. We note that you include other gains related to asset sales in sundry income. Although, we note that you continue to have an equity interest in these assets, it appears to us that separately presenting these gains from restructuring charges would provide greater transparency in future filings.

RESPONSE

We believe it is appropriate to net the results of restructuring activities of a non-recurring nature when they represent the Company’s strategic business decisions regarding its portfolio of offerings and resource allocations.

The formation of the MEGlobal and Equipolymers joint ventures represented the sale of Dow’s monoethylene (“MEG”), diethylene glycol (“DEG”), and polyethylene terephthalate (“PET”) businesses globally. These joint ventures were formed in the context of a larger strategic alliance between Dow and PIC of Kuwait to pursue growth opportunities in the field of chemical and plastics based on Dow’s leading global positions and process technologies and PIC’s access to advantaged, low cost feed stocks.

MEGlobal and Equipolymers were structured to operate independently of either shareholder. The joint venture organizations include senior leaders with functional responsibility for commercial, manufacturing, supply chain, financial, legal and administration. The CEOs of MEGlobal and Equipolymers are accountable for the overall performance of the companies to boards made up of equal representation of Dow and PIC.

Within the same calendar year of 2004, senior Dow management made several other strategic decisions to restructure its portfolio of assets and business offerings. As a result of those decisions, the Company recognized asset impairments and employee related restructuring charges.

We are not opposed to separating the gain on the formation of the joint venture from the other restructuring impacts. In Future Filings where the results of 2004 are included, Dow will provide the split on the face of the income statement consistent with the disclosure in the related footnote and MD&A.

Additional Comment

We note the additional information you have provided regarding the formation of MEGlobal. Please help us better understand your accounting for the formation and for the below market ethylene supply agreement between you and MEGLobal, including:

•                        If and how you considered the provisions of paragraph 18 of SFAS 66 regarding the gain you recorded when you sold 50% of your Canadian EG manufacturing assets.

RESPONSE

In the course of our determination of accounting treatment for the sale of 50% of Dow’s ethylene glycol business to PIC we examined the guidance in FIN No. 43, Real Estate Sales - an interpretation of FASB Statement No. 66, relative to the manufacturing assets in Canada.

FIN No. 43 attempts to clarify the scope and interpretation of SFAS No. 66 as it pertains to real estate sales. Paragraph 2 of FIN No. 43 states, “Statement 66 applies to all sales of real estate, including real estate with property improvements or integral equipment.” Paragraph 3 specifically scopes certain transactions out of SFAS No. 66. Paragraph 3(b) identifies one type of scoped out transaction as “the sale of the stock or net assets of a subsidiary or a segment of a business if the assets of that subsidiary or that segment, as applicable, contain real estate, unless the transaction is, in substance, the sale of real estate.” The FASB acknowledges in Paragraph 12 of FIN No. 43 that the determination of whether a transaction is in substance the sale of real estate requires judgment based on relevant facts and circumstances.

We concluded that the sale of a 50% interest in the Canadian ethylene glycol assets to PIC as a component of a 50% interest in Dow’s entire ethylene glycol business was not in substance the sale of real estate, and therefore the transaction is not subject to the guidance of SFAS No. 66. Our conclusion gave consideration to the relative fair value of the integral equipment included in relation to the full value of the transaction and the attributes of the combined assets sold to PIC.

Given that there is no “bright line” test within FIN No. 43 to evaluate the relative value of the integral equipment in relation to the full value of the transaction for purposes of determining whether the formation of MEGlobal is in substance a real estate transaction, judgment needs to be applied. We believe that if the integral equipment value comprised substantially all of the transaction value, then the transaction would likely be deemed to be in substance a real estate transaction. We considered, by analogy, the fair value tests within paragraph 7d of SFAS No. 13, Accounting for Leases, which contains a 90% threshold for “substantially all.” In the case of the formation of MEGlobal, the fair value of the integral equipment (as determined by third-party appraisers) was significantly less than half of the total fair value of MEGlobal. Accordingly, we concluded that the sale of the Canadian ethylene glycol assets was not in substance the sale of real estate and that FIN No. 43 and SFAS No. 66 did not apply to this transaction.

The attributes of the combined assets sold to PIC were in substance the sale of an operating business with production and marketing capabilities, not, in substance, the sale of real estate.

Dow provided PIC a full turnkey business operation, which is an extension of their existing MEG business currently operating through their Kuwait operations.

MEGlobal has all the risks and rewards of operating a business:

•                  ability to generate profits or losses from the manufacture and sale of MEG

•                  loss of customers

•                  loss of primary containment

•                  new business opportunities and development

•                  risk of economic loss if the plant failed to operate

•                  logistic risks and risks of availability of transport for finished goods

•                  environmental risk

Land made up a very insignificant portion of the sale. The value of the business and assets was determined in the asset transfer agreement by a cash flow present value model. The valuations of the MEG1 and the P1 plants in Canada therefore included all elements of the business sold, including the real estate component. The value derived from the non-real estate components included:

•                  productive physical assets

•                  ongoing business

•                  experienced work force in place, including the transfer of employees to the JV

•                  technical knowledge

•                  product knowledge

•                  technical service knowledge and experience

•                  customers and customer lists

•                  assignment of all contracts and purchase orders

•                  secured raw material supply

•                  product formulations

•                  operating permits

-                    plant

-                    emissions

-                    water

-                    general operating

•                  logistics capability and infrastructure

•                  utilization of pipeline network of Dow and Nova

•                  IT systems to process orders

•                  Dow IT capability

•                  all intellectual property necessary to support product production and operations.

•                        Why you only deferred 50% of the fair value of the below market ethylene supply agreement between you and MEGlobal.

RESPONSE

The total fair value of the business assets and liabilities, both tangible and intangible, was $1,284 million at the time MEGlobal was created. PIC paid Dow $642 million in cash to acquire a 50% interest in MEGlobal. As a component of the total $1,284 million, the fair value of the below market ethylene supply agreement was $242 million. $121 million of this amount was for a 50% interest in the ethylene supply agreement. The contract represents a future commitment to deliver ethylene and its valuation was based on future margins on ethylene in the Canadian market. The recognition of the cash of $121 million received by Dow was appropriately deferred into future periods when ethylene will be delivered to MEGlobal at cost under the contract.

•                        The amount of the $121 million gain you deferred in 2004 that you recognized in 2004 and 2005.

RESPONSE

Dow’s recognition of the deferred income is based on delivered quantities of ethylene under the supply contract. During 2004, $2.4 million was recognized in income. During 2005, $5.0 million was recognized in income.

•                        If and, to the extent applicable, how MEGlobal recorded and is accounting for the below market ethylene supply agreement with you in their financial statements.

RESPONSE

MEGlobal’s financial statements are maintained under International Financial Reporting Standards (“IFRS”). Under the guidance provided by the IASB, recognition of 100% of the fair value of the ethylene supply contract is allowed. MEGlobal carries the unamortized portion of $242 million as an asset and amortizes that asset to income based on the ethylene quantities delivered under the contract. For 2004, MEGlobal recognized $4.8 million as expense. For 2005, MEGlobal recognized $10.0 million as expense.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-1541 or by facsimile at (989) 638-9723.

Best regards,

/S/ WILLIAM H. WEIDEMAN

William H. Weideman
Vice President and Controller

cc:           Ms. Ann McConnell, Securities and Exchange Commission
                Mr. Dale Welcome, Securities and Exchange Commission